SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Assured Guaranty Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G0585R 10 6 (CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP NO. G0585R 10 6	13G	Page 2 of 5 Pages

1)	Names of Reporting persons: ACE Limited I.R.S. Identification Nos. of Above Persons (entities only):

98-0091805
2)	Check the appropriate Box if a Member of a Group (See Instructions)
(a) N/A
(b) N/A
3)	SEC Use Only

4)	Citizenship of Place of Organization:

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power:

19,157,401
(6) Shared Voting Power:

None
(7) Sole Dispositive Power:

19,157,401
(8) Shared Dispositive Power:

None

9)	Aggregate Amount Beneficially Owned by Each Reporting Person:

19,157,401
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions):

N/A
11)	Percent of Class Represented by Amount in Row 9:

28.4%[1]
12)	Type of Reporting Person (See Instruction):

CO

[1]	Based upon 67,534,024 common shares outstanding as reported by the issuer on February 8, 2007.

CUSIP NO. G0585R 10 6	13G	Page 3 of 5 Pages

Item 1	(a):	Name of Issuer:

Assured Guaranty Ltd.

	(b):	Address of Issuer’s Principal Executive Offices:

30 Woodbourne Avenue Hamilton HM 08 Bermuda

Item 2	(a):	Name of Person Filing:

ACE Limited

	(b):	Address of Principal Business Office or, if none, Residence:

ACE Global Headquarters 17 Woodbourne Avenue Hamilton HM 08 Bermuda

	(c):	Citizenship:

Cayman Islands

	(d):	Title of Class of Securities:

Common Shares, par value $0.01 per share

	(e):	CUSIP Number:

G0585R 10 6

Item 3.		Not Applicable

CUSIP NO. G0585R 10 6	13G	Page 4 of 5 Pages

Item 4(a):	Amount Beneficially Owned:

19,157,401 shares

(b):	Percent of Class:

28.4%

(c):	Number of Shares as to Which Such Person Has:

(i) Sole power to vote or direct the vote:

19,157,401 shares

(ii) Shared power to vote or direct the vote:

None

(iii) Sole power to dispose or direct the disposition of:

19,157,401 shares

(iv) Shared power to dispose or direct the disposition of:

None

Item 5:	Ownership of Five Percent or Less of a Class:

N/A

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

ACE Bermuda Insurance Ltd., a wholly owned subsidiary of the filer.

Item 8:	Identification and Classification of Members of the Group:

N/A

Item 9:	Notice of Dissolution of Group:

N/A

Item 10:	Certifications:

N/A

CUSIP NO. G0585R 10 6	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007	ACE Limited

	By:	/s/ Paul Medini
Paul Medini
Chief Accounting Officer